May 26, 2005

via U.S. mail

Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

Re:	ACE*COMM Corporation
	Registration Statement on Form S-3
	Filed April 26, 2005
	File No. 333-124351

	Form 10-K for the fiscal year ended 6/30/2004, as amended
	Forms 10-Q for the quarterly periods ended 9/30/2004, 12/31/2004 and 3/31/2004
	File No. 0-21059

Dear Mr. Delmar:

	We have limited our review of the above filings to the issues addressed in the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. You should respond to the comments to your Exchange Act filings as soon as possible and not later than June
6, 2005.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3
General
1. It appears you are attempting to register resales of shares of your common stock underlying securities that are issuable upon
exercise of additional investment rights.   Specifically, the "B"
warrants that you issued as part of the March 31, 2005 financing appear to be exerciseable for not only shares of your common stock but also "C" warrants. These "B" warrants, or "additional investment rights," as you refer to them in your registration statement, were part of a unified, unregistered offering in which common stock and warrants were sold pursuant to the securities purchase agreement dated March 31, 2005. Based on our review of the exhibits you filed, each investor in this unregistered offering appears to have discretion to exercise all, a portion, or none of their additional investment rights over a period from March 31, 2005 through and including the 180th day following the effective date of your registration statement. Because the offer and sale of the additional investment rights in the form of "B" warrants included an offer of the "C" warrants underlying those rights and noting that, as confirmed by your counsel, Hogan & Hartson on May 24, 2005, none of the additional investment rights had been exercised when you filed this resale registration statement, we do not understand why it is appropriate to register resales of the shares underlying the additional investment rights. The offering of the shares underlying the additional investment rights commenced outside the registration process and that offering was not completed before the resale registration statement was filed. On what basis do you believe the issuance and resale transactions are not a unified transaction?
We
note that your proposed transaction is not analogous to an offer of shares underlying outstanding warrants. In particular, resales of some of the securities you propose to register for resale can only occur after a holder elects to both exercise the additional investment rights and thereafter exercises the underlying warrants through a further investment decision. In responding to this comment, please refer to Interpretation 3S of the Securities Act portion of the March 1999 supplement to the manual of publicly available CF telephone interpretations for guidance.
2. Please give appropriate consideration to the consequences of filing a resale registration statement for the public offering of securities underlying the additional investment rights, thereby engaging in a public offering of those securities, when the sales of the securities to the investors had not been consummated. Under these circumstances, why do you believe that the offering of securities pursuant to the March 2005 unregistered transaction did not involve a public offering? Please provide a detailed factual and legal analysis as to how the offers of securities underlying the additional investment rights as well as any sales of those securities during the pendency of your registration statement would be consistent with the requirements of Section 5 of the Securities Act.
3. In your response letter, please identify the transaction requirement of Form S-3 that you rely upon. Also tell us why you believe that transaction requirement is available. In this respect, it does not appear that shares underlying warrants that have not yet been purchased are "outstanding" for the purpose of transaction requirement I.B.3. Explain to us why the holders of the additional investment rights are not acting as underwriters within the meaning of Section 2(11) with respect to the shares.

Selling Stockholders, page 8

4. Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by Harborview Master Fund. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. Form 10-K/A

Business, page 4

      Geographic Markets, page 7
5. We note that you have significant customers in the Middle East, however, these particular countries are not disclosed in your
filings.   Please identify each country in the Middle East where
your
customers are located.  We may have more comments.
Management Discussion and Analysis..., page 24

      Results of Operations, page 27
6. We note instances where two or more sources of a material change have been identified without the dollar amounts for each source that contributed to the change disclosed. The use of the term "primarily" does not adequately quantify these changes. Also, ensure that your disclosure indicates the amount of any significant offsetting factors that impact the fluctuations. For example, your disclosures indicate that revenues from the sale to network service providers decreased primarily as a result of the decline in revenues in China offset by an increase in revenues in the Middle East. In addition, tell us how you considered the need for additional disclosure regarding whether these changes represented an identified known trend or uncertainty that has had or will have a material favorable or unfavorable impact on the results from operations. See Section III. D of SEC Release 33-6835.


Financial Statements

      Consolidated Statements of Operations-page F-5
7. We note that the net revenues and cost of revenues are presented in the consolidated statements of operations on an aggregated basis.
Tell us what consideration you gave to presenting the components of net revenue and cost of revenue on a disaggregated basis (i.e., present license revenue separate from service revenue). See Rule 5-
03(b) of Regulation S-X.

      Note 2 - Summary of Significant Accounting Policies, page F-
8
8. You disclose in the first paragraph of the revenue recognition policy that the Company "typically" enters into arrangements that require significant modification or customization. However, in the second paragraph of the policy, you disclose that "more
frequently"
the Company enters into arrangements that do not require
significant
modification or customization of the related software. Please clarify to which facts or circumstances are more prevalent.
9. You disclose within your filing that there are multiple element arrangements, and revenues have been allocated to each element of an arrangement based on objective evidence of the element`s fair value
determined by internal price listings developed by the Company.
Tell
us how you have established objective evidence of each element`s fair
value. Indicate why the internal price listing represents fair value. Tell us if you separately sell each elements included in the multiple element arrangements.  We refer you to paragraphs 10-12 of
SOP 97-2.
10. You disclose within your filing that hardware is unbundled on contracts accounted for on a percentage of completion basis. Tell us why you believe it is appropriate to unbundle the hardware on these
contracts.  That is, indicate why the hardware is a separate unit of
accounting.  Your response should address footnote 4 of EITF 00-21 and EITF 03-05.
11. We note that fixed-fee contracts involving significant modification or customizing are being accounted for using the percentage of completion method. Describe in detail how you estimate the stage of completion of the individual contracts (i.e., cost or level effort basis). Indicate why the estimates utilized properly measure progress under the contract. Describe how you apply paragraph 82 of SOP 97-2 to your contracts that include hardware and other deliverables.  In your response letter, describe your
process
of assessing whether an anticipated loss should be recognized as soon
as the loss becomes evident.
12.
We noted that there are instances of extended payment terms in your
disclosure.  Tell us why you have offered extended payment terms
and
whether this is a customary practice. Do any customers other than the one in the Middle East have extended payment terms? Furthermore, in your response letter explain what types of contract costs are being deferred and the amount of those costs at each balance sheet date.
      Note 12 - Mergers and Acquisitions, page F-17
13. We note that you have accounted for the i3 Mobile acquisition as
a transferred set of assets not constituting a business
combination.
Provide us in your response letter a detailed analysis of your conclusion that the acquisition should not be treated as a business combination based on applicable guidance in SFAS 141 and EITF 98-
3.
Furthermore, tell us why in your statement of cash flows that you have classified this as a financing activity. Refer to SFAS 95.
14. Describe the actual purchase price and the amount of assets acquired regarding the i3 Mobile acquisition. Indicate how you determined the net proceeds from common stock issued in the i3 Mobile transaction as presented in your statement of cash flows. Tell us how any related liabilities have been recorded. Provide us with a detailed accounting of all transactions related to the i3 Mobile acquisition. In addition, indicate how you accounted for options and warrants issued in this acquisition (see your Form S-4 filed on October 7, 2003). Tell us whether these options and warrants are disclosed in Note 11 - Stockholders` Equity.
15. Tell us why financial statements and pro forma financial information were not provided for Intasys within a Form 8-K upon consummation of this acquisition. Please provide us with the significance test for the acquisition of Intasys. Under Rule 3-05 and Rule 11-01 of Regulation S-X, financial statements and pro forma financial information of an acquired business may be required depending on the level of significance in accordance with Rule 1(w)
of Regulation S-X.   Additionally, tell us what consideration you
gave to including the financial statements of Intasys in the Form
S-3
filed on April 26, 2005.
16.
We note that you have allocated $1.6 million of the purchase price to
IPR&D. Tell us what consideration you gave to disclosing the following:
* Specific nature and fair value of each significant in-process research and development project acquired
* Completeness, complexity and uniqueness of the projects at the acquisition date
* Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates
* Risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely
* Appraisal method used to value projects
* Significant appraisal assumptions, such as the period in which material net cash inflows from significant projects are expected to commence, material anticipated changes from historical pricing, margins and expense levels, and the risk adjusted discount rate applied to the project`s cash flows.

In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.
Form 10-K/A and Forms 10-Q
Disclosure of Controls and Procedures, page 32 (of Form 10-K/A)
17. Your disclosure regarding your disclosure controls and procedures indicates that your CEO and CFO concluded that your disclosure controls and procedures "are effective in timely alerting [management] to any material information relating to [you] and [y]our subsidiaries required to be included in [y]our Exchange Act filings."
This conclusion appears narrower than the disclosure called for by
Item 307 of Regulation S-K. In your response letter, please tell us whether your CEO and CFO concluded that the disclosure controls and procedures, as that term is defined in Rule 13a-15(e), were "effective." Also confirm that you will consider this comment in preparing future periodic reports. See Item 307 of Regulation S-K and Release 33-8238.
18. In each of your Forms 10-Q and Form 10-K, your disclosure regarding your internal controls over financial reporting indicates that there have been "no significant changes" in your "internal controls over financial reporting during [the last fiscal quarter] that has materially affected, or is reasonably likely to materially affect, [y]our internal control over financial reporting." Consistent with the requirements of Item 308(c) of Regulation S-K, please tell us in your response letter, whether there has been any change in your internal controls that occurred during the applicable fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting.
Also confirm that you will consider this comment in preparing future filings. See Item 308(c) of Regulation S-K and Release 33-8238. Form 10-Q for the quarter ended March 31, 2005

Financial Statements, page 3

      Note 6 - Mergers and Acquisitions, page 10
19. Tell us why you did not include the financial statements and related pro forma financial information for the Double Helix acquisition in your registration statement. Since it appears that the level of significance is greater than 50% for this acquisition,
such financial information is required.   See Rule 3-05 (2) (b)
(iv)
and (4)(i) of Regulation S-X. Under Rule 3-05 of Regulation S-X, financial statements of an acquired business are required in a registration statement if the level of significance is at a 50% or greater level even though it has been less than 75 days after the acquisition and no financial statements are yet required to be filed under the Securities Exchange Act.
20. We note that you valued the shares issued to acquire Double Helix using a ten day volume weighted average price of ACE*COMM common stock. Indicate how this valuation complies with EITF 99-12 that requires a period of a few days before and after the date of announcement (i.e., two days before and after the announcement date).
Additionally, indicate what consideration you gave to disclosing this acquisition as a non-cash activity within the statements of cash flows. See paragraph 32 of SFAS 95.
21. Tell us why a large part of the purchase price was allocated to
IPR&D and indicate whether the allocation is preliminary. Tell us what consideration you gave to disclosing the following regarding IPR&D:
* Specific nature and fair value of each significant in-process research and development project acquired
* Completeness, complexity and uniqueness of the projects at the acquisition date
* Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates
* Risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely
* Appraisal method used to value projects
* Significant appraisal assumptions, such as the period in which material net cash inflows from significant projects are expected to commence, the material anticipated changes from historical pricing, margins and expense levels, and the risk adjusted discount rate applied to the project`s cash flows

In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.
Controls and Procedures, page 23
22. Your statement beginning with the clause "[e]xcept for additional controls implemented surrounding [y]our recent purchase of 2helix and the related process of recording this acquisition" does not appear to provide the information required by Item 308(c) of Regulation S-K. Are you suggesting that your recent purchase of Double Helix resulted in changes in your internal controls over financial reporting that has materially affected or is reasonably likely to materially affect such controls? If so, provide a thorough discussion in this section detailing such changes and their effects. Notwithstanding management`s exclusion of the acquired business` internal controls from its annual assessment, you should disclose whether there has been any material change to your internal control over financial reporting due to the acquisition. See Question 3 of Management`s Report in Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports - Frequently Asked Questions (revised October 6, 2004).

Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3497 or Stephen Krikorian, Branch Chief - Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin, Staff
Attorney, at (202) 551-3444 with any questions on any other matters.
If you require further assistance, you may contact me at (202)
551-
3462 or Barbara C. Jacobs, Assistant Director at (202) 551-3730.

						Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services

cc:	P. Hindin
	via facsimile
Steven Kaufman
Hogan & Hartson L.L.P.
	(F) (202) 637-5736

Steven R. Delmar
ACE*COMM Corporation
May 26, 2005
page 1